UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 12, 2020, titled “Foresight Announces Fourth Quarter and Full Year 2019 Financial Results.”

The first and second paragraphs and the sections titled “Fourth Quarter 2019 Financial Results,” “Year Ended 2019 Financial Results,” “Balance Sheet Highlights,” “Fourth Quarter and Recent Corporate Highlights,” “Use of Non-GAAP Financial Results,” and “Forward-Looking Statements,” and the financial statements in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No.333-229715) and Form S-8 (Registration No. 333-229716) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents od reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on March 12, 2020, titled “Foresight Announces Fourth Quarter and Full Year 2019 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: March 12, 2020	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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